RICHARDSON & PATEL, LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024

January 10, 2007

Filed as Correspondence Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Mary K. Fraser, Esq.

Re:	OXIS International, Inc. Form SB-2 Registration Statement filed December 8, 2006 (File No. 333-139216)

Dear Ms. Fraser:

On behalf of OXIS International, Inc. (the “Company”), set forth below is the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated December 19, 2006. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Comments

1.    Please revise your registration statement to identify and provide the signatures of your principal financial officer and your controller or principal accounting officer.

RESPONSE: In response to this comment, we have amended our registration statement on Form SB-2 filed on December 8, 2006, with revisions to pages 15, 62 and the signature page in order to identify Dr. Marvin Hausman as our chief financial and accounting officer, and to provide Dr. Hausman’s signature in his capacity as chief financial and accounting officer.

Mary K. Fraser, Esq.
Securities and Exchange Commission
January 10, 2007

We hope that the information contained in this letter satisfactorily addresses the comments of the Staff. Please do not hesitate to contact me by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

/s/ Edgar D. Park
Edgar D. Park, Esq.

cc:     Marvin S. Hausman, MD
    OXIS International, Inc.